EXHIBIT 99.7

Reuters Interview

Interviewee: Vivek Paul, Vice Chairman

Journalist: The mood this quarter improved significantly, but what is not clear is how it is compared to last quarter, has the momentum become better or it is the same?

Vivek: Well I would say that, you know, this is two quarters in a row that we have had 13% sequential quarter growth in our global IT business and that seems pretty good, particularly this quarter, I think, on a year-on-year basis it was 50% growth. So I think that first of all on the growth side, you know, it looks pretty impressive, and the good news is there is growth across the board. We are seeing growth on the IT side, which grew 10%, on the technology side, which grew 13%, I am talking quarter-on-quarter, which was the numbers you were asking for, and on the business process outsourcing side almost 30%. So really it was great to see growth across the board. Interestingly, even telecom, which, you know, has been a laggard was actually a leader with 15% sequential growth. So I think we felt pretty good about that as Well. Overall, for Wipro though, I thought this was an India shining quarter, not only did our global export businesses do well, but our India facing businesses like consumer care and Indian IT services business showed very impressive profit gains.

Journalist: What about the outlook in terms of the telecom because there seems to have been some real solid rebound and there have been some held up budget spending taking effect in the last American quarter that is in Q3 for them, how has that impacted you, has that improved your outlook for telecom?

Vivek: Well if you look at telecom, you know, I mean, the best test of the pudding is in the tasting, this quarter versus a year ago quarter our growth was 56%. So that is a pretty impressive growth rate.

Journalist: Okay and what about the outlook looking into both global IT and telecom in terms of the rebound in spending.

Vivek: Well I think that you know we have continued to be very optimistic. I guess you know all the leading indicators are there. We are seeing price stabilizing, we are seeing consistent volume growth, and we are seeing customers not only willing to spend more but also in absolutely wide spread acceptance of the global delivery model. So I think that, you know, everything points in the right direction.

Journalist: Okay, but I have also been hearing about big-ticket deals that are on and very much close, but you are not talking about them for confidentiality reasons and possible backlash.

Vivek: I would say that this last quarter was probably one of the best quarters we have had in the long time in terms of closing some of the larger deals. Interestingly, many of them are with existing customers, as they step up the pace, but definitely I would say that we saw that pace pickup this quarter as well.

Journalist: I see, would you like to confirm this quarter AT&T and Aviva are part of your ....

Vivek: I cannot really mention any names, but, you know, certainly there was a Wall Street Journal article on AT&T Wireless working with us and as you know AT&T Wireless CIO is an ex Wipro employee, Chris Corrado.

Journalist: Oh! I did not know that, but so this will be more in the nature of an old relationship and this is not a new win is it?

Vivek: Well it is not an engagement which we are starting in this quarter, but as I said, you know, I think I am sorry I cannot talk about them.

Journalist: But I can say it is a ramp up. Then you seem to have digested NerveWire finally in to the fold.....

Vivek: Well I think still not as well, I think that, you know, if you look at what we were doing on the Spectramind deal, I mean, certainly you know every thing is working well, we have got, I think something like of the 19 active accounts, something like 5 are Wipro accounts. We are seeing roughly 17% of the revenue already coming from Wipro accounts, and we are seeing about 75% of the funnel being joint accounts. So I think the integration on the Wipro Spectramind side has been very well. On the AMS side I think we are seeing that.

Journalist: By funnel you mean upcoming?

Vivek: That is right. On the AMS side, which was the new consultants business that we attracted, we are also seeing some very interesting statistics like that, and if you can give me a minute I actually want to share those with you, it was actually quite interesting. Sorry, I think that we are seeing good traction on that as well, while I look for it. On the NerveWire side I think what we have seen is we have seen the ability to be able to drive synergies in terms of being able to reposition ourselves in key accounts. We have seen the ability to be able to reduce the losses, but unfortunately there are still losses. So I do not ...

Journalist: You are talking about AMS still?

Vivek: No I am talking about NerveWire.

Journalist: NerveWire, okay sorry.

Vivek: I will come back to AMS. So as a result I do not want declare early victory except to say we are making progress on that.

Journalist: Okay.

Vivek: I will come back and give you some interesting stats on AMS if I can find that.

Journalist: But is it okay to say that the telecom business is coming back that is as a whole completely out of the woods and back on to the big ramp?

Vivek: I think definitely, I mean the numbers are clearly indicating that. So there is no hesitation in saying that, you know, whichever way you look at it, it is. Yes here is on the AMS acquisition, we have been adding a customer a month into the consolidated offerings.

Journalist: Okay.

Vivek: Yeah, we are cross selling offshore in 7 of the 12 accounts. One customer a month and we are cross selling in 7 of the 12 accounts.

Journalist: Okay and then looking at the margins, how, you have said 22% in the latest quarter as opposed to, I mean you have got a one percentage point rise, but the prices have been stable. So does it assume that it is your process efficiency that is driving the margins?

Vivek: Well if you look at what we had announced last quarter was that we were going to do a salary hike this quarter and we had said that that salary hike alone was going to be having an impact of 1.3% of sales. So what we have effectively been able to do is not only offset that but actually drive productivity savings and cost reduction savings to overcome that merit salary increase and also drive some operating margins improvements.

Journalist: Okay so that is an all around thing and in terms of new initiatives apart from digesting the old acquisition what are the prospects, and are the markets on the rebound are you? Is there any more scope for inorganic growth or you going to be happy digesting your purchases that you have made?

Vivek: I think that you know we are always open to acquisitions, so as a result you know we are always looking, but we are quite disciplined in terms of making sure that we have the right fit.

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